UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 001-38084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Farmers & Merchants State Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Farmers & Merchants State Bank

307 North Defiance Street

Archbold, Ohio 43502

The Farmers & Merchants State Bank

401(k) Profit Sharing Plan

EIN 34-4230390 PN 002

Independent Auditor’s Report and Financial Statements

December 31, 2023 and 2022

The Farmers & Merchants State Bank

401(k) Profit Sharing Plan

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors

The Farmers & Merchants State Bank 401(k) Profit Sharing Plan

Archbold, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Farmers & Merchants State Bank 401(k) Profit Sharing Plan (Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Farmers & Merchants State Bank 401(k) Profit Sharing Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Audit Committee and Board of Directors

The Farmers & Merchants State Bank 401(k) Profit Sharing Plan

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2021.

Fort Wayne, Indiana

June 21, 2024

The Farmers & Merchants State Bank
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets
Investments
Investments, at fair value	$38,034,783	$30,388,880
Total Investments	38,034,783	30,388,880

Receivables
Employee Contributions	81,570	66,329
Employer Contributions	771,951	1,270,572
Total Receivables	853,520	1,336,901

Net Assets Available for Benefits	$38,888,303	$31,725,781

See accompanying notes to financial statements.

The Farmers & Merchants State Bank
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2023 and 2022

	2023	2022
Investment Income (Loss)
Net Appreciation (Depreciation) in Fair Value of Investments	$4,024,356	$(6,754,805)
Interest and Dividends	1,110,042	1,279,309
Net Investment Income (Loss)	5,134,398	(5,475,496)

Contributions
Participants	2,183,847	1,720,556
Employer	1,444,718	1,789,773
Rollovers	1,194,016	767,845
Total Contributions	4,822,581	4,278,174

Total Additions (Reductions)	9,956,979	(1,197,322)

Deductions
Benefits Paid to Participants	2,736,480	4,792,553
Administrative Expenses	57,976	67,177
Total Deductions	2,794,456	4,859,730

Net Increase (Decrease)	7,162,522	(6,057,052)

Net Assets Available for Benefits, Beginning of Year	31,725,781	37,782,833

Net Assets Available for Benefits, End of Year	$38,888,303	$31,725,781

See accompanying notes to financial statements.

The Farmers & Merchants State Bank

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Farmers & Merchants State Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General: The Plan was organized effective July 1, 1995, as a defined contribution retirement savings plan covering all eligible employees of The Farmers & Merchants State Bank (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Board of Directors of the Employer is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions: Each year, participants may authorize the Employer to contribute to the Plan up to 100% of their eligible annual compensation, subject to the maximum annual amount permitted under the Internal Revenue Code (IRC). Participants who attain age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contributions from amounts representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless an affirmative election not to participate in the Plan is executed. Automatically enrolled participants have their contribution rate set at 6% of eligible compensation with automatic increases each year until 8% is reached. All contributions are invested in a designated fund until changed by the participant.

The Employer makes discretionary matching contributions to the Plan equal to 50% of the first 6% of compensation that each participant contributed to the Plan. In addition, the Employer may elect to make discretionary profit-sharing contributions to the Plan. In 2023 and 2022, the Employer made a profit-sharing contribution on behalf of all eligible participants based upon each participant’s respective eligible compensation and employee classification as defined in the Plan Agreement, and is integrated with the participants social security taxable wage base, and tenure data.

Participants direct the investment of their contributions, as well as those made by the Employer, into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and the Employer’s matching contributions, as well as allocations of the Employer’s profit-sharing contributions and Plan earnings. Participant accounts may also be charged with an allocation of certain administrative expenses of the Plan. Allocations are based on participant earnings or account balances, or specific participant transactions, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures: Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer’s matching contribution portion of their account is immediate. As of October 17, 2022, vesting in the Employer profit sharing contribution is immediate. Prior to October 17, 2022, vesting in the Employer profit sharing contribution was per a 6 year graded schedule. A participant becomes 20% vested after two years of service, increasing by 20% per additional year, with full vesting after six years of credited service.

At December 31, 2023 and 2022, forfeited non-vested accounts of terminated participants totaled $1,045 and $50,330 respectively. These accounts will be used to pay Plan expenses or reduce future Employer contributions. During 2023 and 2022, forfeited non-vested accounts of $18,283 and $29,495 were used to reduce the funding of the Employer’s contributions for the 2022 and 2021 Plan years, respectively. As of December 31, 2023 and 2022, the Employer contribution receivable is reduced by $1,045 and $18,283 of forfeiture of non-vested accounts utilized to reduce funding in 2024 and 2023, respectively.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefits: Upon the occurrence of a distributable event due to separation from service by termination, death, disability, or retirement, as defined by the Plan Agreement, a participant may elect to receive a lump-sum cash distribution equal to the value of the participant’s vested interest in his or her account. Effective July 22, 2022, the plan was amended to allow for in service withdrawals under certain circumstances.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisor and trustee.

Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of the mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year.

The plan interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits: Benefits are recorded when paid.

Expenses: Administrative expenses for maintaining the Plan may be paid by the Employer or the Plan, at the Employer’s discretion. Certain administration fees are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Tax Status: The Plan has adopted a volume submitter plan document whose sponsor has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the volume submitter plan document was designed in accordance with the applicable sections of the IRC. Although the Plan and the volume submitter plan document have been amended since the date of the opinion letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan has categorized its assets that are measured at fair value into a three-level fair value hierarchy. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. In situations where there is little or no market activity for the asset or liability, the Plan makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Following is a description of the valuation methodology used by the Plan for assets that are measured at fair value on a recurring basis. There have been no changes in the methodology used at December 31, 2023 and 2022.

Common Stock and Mutual Fund Shares: Valued at the daily closing price as reported by the funds. These funds are required to publish their daily net asset value (NAV) and to transact at that price. These funds held by the Plan are deemed to be actively traded.

Following is a summary, within each level of the fair value hierarchy, of the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2023 and 2022.

	Fair Value Measurements Using:
2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$92,606	$-	$-	$92,606
Mutual Funds	37,214,285	-	-	37,214,285
Total assets in fair value hierarchy	37,306,891	-	-	37,306,891
Stable Value Funds measured at net asset value(1)	-	-	-	727,892
Balance at December 31, 2023	$37,306,891	$-	$-	$38,034,783

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair Value Measurements Using:
2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$70,425	$-	$-	$70,425
Mutual Funds	29,555,261	-	-	29,555,261
Total assets in fair value hierarchy	29,625,686	-	-	29,625,686
Stable Value Funds measured at net asset value(1)	-	-	-	763,194
Balance at December 31, 2022	$29,625,686	$-	$-	$30,388,880

(1)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 4 - PLAN AMENDMENT

During 2022, the plan was amended on July 8 to allow for distributions for participants beginning at age 59-1/2, on October 17 to provide for 100% immediate vesting of all profit sharing contributions and on December 2 to allow for predecessor employer service credit for acquired institutions. The Employer may limit the eligible contributions under the allocation formula or may provide for Matching Employer Contributions to be made in a different ratio for eligible contributions above and below a specified percentage of compensation or dollar amount.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.

The Trustee receives indirect fees from investments which are deducted from investment returns. Direct fees paid by the Plan to the Trustee totaled $57,976 and $67,177 in 2023 and 2022, respectively.

The Employer provides certain accounting, administrative and investment management services to the Plan for which it receives no compensation.

The Plan also invests in the common stock of Farmers & Merchants Bancorp, Inc. The Plan received dividends from this stock totaling $2,895 and $1,366 during the 2023 and 2022 Plan year, respectively.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan’s investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements. Because the values of the Plan’s individual investments have and will continue to fluctuate in response to changing market conditions, the amount of any potential decrease in the Plan’s investments that may be reported in subsequent periods cannot be determined as of the date the financial statements were available to be issued.

NOTE 7 - SUBSEQUENT EVENT

Effective February 8, 2024, the common stock of Farmers & Merchants Bancorp, Inc. is no longer being offered as an investment choice of the Plan.

Supplemental Schedule

The Farmers & Merchants State Bank
401(k) Profit Sharing Plan

Employer Identification Number: 34-4230390 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2023

	(c) Description of Investment Including Par or Maturity Value		(e) Current Value
Common Stock
Farmers & Merchants Bancorp Inc *	3,734	shares	$92,606

Mutual Funds
ClearBridge International Growth Fund Class I	3,147	shares	191,754
PIMCO International Bond Fund (U.S. Dollar-Hedged) Institutional Class	5,622	shares	55,490
BlackRock Mid-Cap Growth Equity Portfolio Class K	10,679	shares	413,501
JPMorgan Emerging Markets Equity Fund Class R6	1,498	shares	44,471
Transamerica International Equity R6	3,379	shares	69,006
American Funds 2010 Target Date Retirement Fund R6	29,886	shares	338,610
American Funds 2015 Target Date Retirement Fund R6	58,981	shares	703,050
American Funds 2020 Target Date Retirement Fund R6	172,600	shares	2,248,972
American Funds 2025 Target Date Retirement Fund R6	686,145	shares	10,052,022
American Funds 2030 Target Date Retirement Fund R6	263,428	shares	4,272,804
American Funds 2035 Target Date Retirement Fund R6	122,337	shares	2,159,251
American Funds 2040 Target Date Retirement Fund R6	156,490	shares	2,907,591
American Funds 2045 Target Date Retirement Fund R6	133,870	shares	2,552,898
American Funds 2050 Target Date Retirement Fund R6	92,810	shares	1,740,192
American Funds 2055 Target Date Retirement Fund R6	42,075	shares	995,072
American Funds 2060 Target Date Retirement Fund R6	42,550	shares	681,649
American Funds 2065 Target Date Retirement Fund R6	15,942	shares	247,734
Baird Core Plus Bond Fund Class Institutional	16,675	shares	169,584
JPMorgan Small Cap Growth Fund Class R6	12,524	shares	249,479
MFS Growth Fund Class R6	9,424	shares	1,634,739
PGIM High Yield Fund- Class R6	31,089	shares	147,361
JPMorgan Equity Income Fund Class R6	43,295	shares	994,915
Franklin Small Cap Value Fund Class R6	3,443	shares	198,143
Victory Sycamore Established Value Fund Class R6	6,346	shares	294,588
Fidelity Government Money Market	4,962	shares	4,962
Fidelity U.S. Bond Index Fund	10,623	shares	110,793
Fidelity 500 Index Fund	19,338	shares	3,200,189
Fidelity Mid Cap Index Fund	6,871	shares	205,796
Fidelity Small Cap Index Fund	6,834	shares	171,115
Fidelity International Index Fund	3,349	shares	158,554
			37,214,285
Stable Value Fund
Putnam Stable Value Fund 25	727,892	units	727,892

TOTAL			$38,034,783

* Party-in-interest.

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Farmers & Merchants State Bank 401(k) Profit Sharing Plan

Date:	June 21, 2024	By:	/s/ Alexis Smith
Alexis Smith
SVP / Chief People Officer

		By:	/s/ Barbara J. Britenriker
Barbara J. Britenriker
EVP / Chief Financial Officer